UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 28 June 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

28 June 2010

For more details contact:

Marian van der Walt
Executive : Corporate and Investor Relations

on +27 (0)82 888 1242

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

PHAKISA MINE: EXPLOSION UPDATE

Fourth rescue team member dies

Johannesburg. Monday, 28 June 2010. Harmony Gold Mining Company Limited (Harmony) regrets to announce that Mr Jose Randall, a member of the Mines Rescue Services team (proto team) injured in an underground explosion on Thursday, 24 June 2010 at Harmony's Phakisa Mine near Welkom in the Free State, has died.

This brings to four the number of specialised proto team members who died as a result of the explosion, which occurred while the team were attending to a fire on 66 Level, some 2 013 metres below surface late on Thursday night. A fifth team member is in a serious but stable condition in hospital.

Harmony's CEO Graham Briggs said today that, while the cause of the explosion was not yet known, he was extremely concerned to have been informed that, while work was being done to restore ventilation to 66 Level, 'booby trap' explosive devices (similar to those made by criminal miners) had been discovered some 900 metres from the accident scene.

Briggs said the company was doing everything in its power to rid its mines of criminal miners, with the full knowledge and assistance of the DMR and the SAPS.

"Measures include the installation of additional security fencing and biometric and security card readers at all shafts, the banning of food being taken underground, and implementation of an amnesty, of which 102 criminal miners took advantage and returned to surface."

Briggs expressed his personal condolences and those of the company, to the families and colleagues of the proto team members who have died.

"These men were volunteer members of a highly trained, experienced corps of mine rescue workers, extremely knowledgeable about mine safety standards, who risk their lives to save those of others in danger. It is tragic and extraordinary that they have died in these circumstances, and we will spare no efforts to determine the cause."

Briggs said that: "At this stage of the investigation we simply do not know what happened."

The full investigation to establish the causes of the accident will continue during the week.

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director